UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

Publicly-Held Company

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) calls its shareholders (the “Shareholders”) to attend the Extraordinary Shareholders’ Meeting (the “EGM” or the “Meeting”) to be held on September 17, 2020, at 11:00 a.m., at the Company’s headquarters located at Rua do Lavradio No. 71, Centro, in the City and State of Rio de Janeiro, to deliberate on the following items:

(i)                      Amendment to article 64 of the Company’s Bylaws; and

(ii)                    Reelection of the current members of the Company’s Board of Directors for a new term of office until the Annual General Meeting that approves the financial statements for the fiscal year ended on December 31, 2020.

In line with its transformation process, the Company’s management will adopt a process for evaluating its board of directors, with input from specialized external consultants relating to the proposed election of the board of directors to be included in the proposal to Shareholders for the 2021 Annual General Meeting. Such proposal will take into account the needs of the Company and the effectiveness of the board. With this initiative, the Company will create a framework to determine the composition of the future board, which will be included in a proposal to the Shareholders in a structured, transparent and judicious manner, for the benefit of the Company and in line with the best corporate governance practices.

GENERAL INSTRUCTIONS:

1. The documents and information relating to matters that will be deliberated at the Meeting are available for examination by the Shareholders at: the Company’s headquarters, in the Shareholders’ Participation Manual, on the Company’s Investors Relations page (www.oi.com.br/ri), on the website of the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”) (www.cvm.gov.br), pursuant to CVM Instruction No. 481/09, and on the website of B3 S.A. – Brasil, Bolsa, Balcão (the “B3”) (http://www.b3.com.br/).

2. The holders of preferred shares shall have the right to vote on all matters subject to deliberation and included in the Agenda of the EGM that has been called, pursuant to paragraph 3 of article 12 of the Company’s Bylaws and paragraph 1 of article 111 of Law No. 6,404, enacted on December 15, 1976, as amended from time to time (the “Brazilian Corporation Law”), and shall always vote jointly with the common shares.

3. The Shareholders interested in requesting the adoption of the multiple voting process for the election of members of the Board of Directors must comply with the legal requirements and shall represent at least 5% of the voting shares, pursuant to CVM Instruction Nos. 165/91 and 282/98.

On-site Participation

4. Considering the COVID-19 (Coronavirus) pandemic, Oi will have limited staff and will adopt strict sanitary measures, both to preserve the health of the participants and to mitigate the risks of transmission. Such measures will include, among others, holding the EGM in a large auditorium, adopting social distancing protocols and supplying disposable masks and hand sanitizers.

5. In order to expedite the registration process and increase the safety of all the participants, Shareholders who will attend the Meeting, either in person or by proxy, are asked to send the following documents to the Company’s headquarters, at Rua Humberto de Campos No. 425, 5th Floor, Leblon, in the City and State of Rio de Janeiro, from 9:00 a.m. to 12:00 p.m. or from 2:00 p.m. to 6:00 p.m., up to two (2) business days prior to the Meeting, to the attention of the Corporate and M&A Management, or to send scanned copies of such documents in PDF format to the Company’s email address (invest@oi.net.br) until 6:00 p.m. on September 15, 2020: (i) in the case of an entity, copies of the Articles of Incorporation, Bylaws or Articles of Association, minutes of the election of the Board of Directors (if any) and minutes of the election of the Board of Executive Officers, which reflects the election of the legal representative(s) who will be present at the Meeting; (ii) in the case of an individual, copies of the Shareholder’s identification document and the Individual Taxpayer Registration Number (CPF); and (iii) in the case of an investment fund, copies of the fund’s organizational document (Regulamento) and the Bylaws or Articles of Incorporation of the Fund’s manager, as well as the minutes reflecting the election of the legal representative(s) who will be present the meeting. In addition to the documents mentioned in clauses (i), (ii) and (iii) above, in the event that a Shareholder is represented by a proxy, such Shareholder must also provide the respective power-of-attorney with special powers and copies of the proxy’s identification document and Individual Taxpayer Registration Number (CPF).

6. The Shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchange who wish to attend the Meeting must submit a statement, issued by the competent body and demonstrating their ownership interest, up to two (2) business days prior to the Meeting.

7. On an exceptional basis, Oi will not require compliance with formalities for signature certification, authentication, apostille, and sworn translation of the abovementioned documentation.

Distance Voting

8. Oi recommends and encourages its Shareholders to participate remotely in the EGM and exercise their right to vote on the resolutions included in the Agenda through the Distance Voting Bulletin, as made available by the Company on Oi’s Investor Relations website and on the websites of the CVM and B3, together with the other documents to be discussed at the EGM, observing the guidelines contained in the Distance Voting Bulletin, in accordance with CVM Instruction 481/09, as amended by CVM Instruction Nos. 561/15 and 570/15.

9. The Shareholders may submit their Distance Voting Bulletin through their respective custody agents or directly to the Company.

10. In order to facilitate and encourage remote voting, the Shareholders who choose to submit their Distance Voting Bulletin directly to the Company, should forward such bulletin via email to invest@oi.net.br by September 10, 2020. The document must be completed and submitted in PDF format and duly signed. In addition, all relevant documentation that accompanies the Distance Voting Bulletin must be sent in PDF format. The Shareholders will not be required to physically send originals and certified copies of the Distance Voting Bulletin and relevant documentation to the Company’s address. The signature certification and authentication requirements have also been waived.

11. Oi will confirm receipt of the documents and inform the Shareholder, through the email address provided in the Distance Voting Bulletin, whether the submitted documents are sufficient for the vote to be considered valid or, alternatively, which procedures and deadlines are required for correction or resubmission, if applicable.

Remote Participation

12. The Company will provide remote access to the EGM for Shareholders who wish to participate remotely. However, it will not be possible to receive any manifestations through the remote follow-up system. Distance voting will only be possible through the Distance Voting Bulletin.

13. The Shareholders who wish to participate remotely in the EGM must request such access at least 24 hours before the EGM (that is, before 11:00 a.m. Brasília time on September 16, 2020), via email to invest@oi.net.br, with the following subject line: “AGE – remote access”, stating the full name and Individual Taxpayer Registration Number (CPF) of the individual who will participate remotely in the EGM (the Shareholder, proxy or legal representative). In order for the request to be granted, the email must also include the documents set forth in the Shareholders’ Participation Manual for the EGM, disclosed on this date, in PDF format.

14. The Company will confirm receipt of the abovementioned documents and will send instructions for remote participation via email to those Shareholders who have submitted their requests within the timeframe and in compliance with the conditions set forth above.

15. Remote participation at the EGM is intended exclusively for Oi Shareholders or their legal representatives. The access provided by the Company will not be transferable and shall not be given, forwarded or disclosed to any third party, regardless of whether such party is a Shareholder. Shareholders or their legal representatives who receive access are not allowed to record or reproduce, in whole or in part, the content or any information transmitted during the EGM.

16. The Shareholders who participate remotely in the EGM will not be counted as present at the EGM unless they have exercised their vote via the Distance Voting Bulletin.

Rio de Janeiro, August 18, 2020.

Eleazar de Carvalho Filho

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer